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                                                                   Ex-99.(a)(12)


FOR IMMEDIATE RELEASE


Contacts -- Caradon Inc.: Scott Langdon, Corporate Communications (416-234-5808)

            Easco, Inc.:  Terry D. Smith, Executive Vice President and Chief
                          Financial Officer (330-545-4311)

                          CARADON INC. AND EASCO, INC.
                     ANNOUNCE THE COMPLETION OF TENDER OFFER


WEYBRIDGE, ENGLAND and GIRARD, OHIO, August 31, 1999--Caradon Inc. and Easco, Inc. (Nasdaq: ESCO) announced today that a subsidiary of Caradon has accepted the shares tendered pursuant to a tender offer for all outstanding shares of common stock of Easco at a purchase price of $15.20 per share.

Caradon has been advised by ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, that as of the expiration of the offer at 12:00 midnight New York City time, on Monday, August 30, 1999, approximately
9.6 million shares of Easco common stock were validly tendered, which represent in the aggregate over 99% of the outstanding shares of Easco. All conditions to the closing of the purchase of the shares tendered pursuant to the offer have been satisfied or waived.

The tendered shares were accepted for payment by the subsidiary of Caradon as of the expiration of the offer. It is expected the subsidiary of Caradon will be merged with and into Easco with each share of Easco not purchased in the tender offer being converted into the right to receive $15.20 in cash.

Caradon Inc. is an indirect wholly owned subsidiary of Caradon plc of Weybridge, England. Caradon plc is a major international group of companies operating in four product sectors--plumbing, electrical, extrusions and security printing--across Europe and North America.

Easco, Inc. is an extruder of soft alloy aluminum products in the United States and is a leading producer of painted extrusions. The company operates 21 aluminum extrusion presses and three casting facilities. Its products include standard and custom profiles, conduit and drawn tubing.